Pricing Term Sheet To preliminary prospectus supplement dated August 13, 2013 (To prospectus dated January 9, 2012)	Filed pursuant to Rule 433 Registration number 333-178946 August 13, 2013

Lincoln National Corporation $350,000,000 4.00% SENIOR NOTES DUE 2023 Final Term Sheet, dated August 13, 2013
Issuer:	Lincoln National Corporation
Title of Securities:	4.00% Senior Notes due 2023 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Format:	SEC Registered
Trade Date:	August 13, 2013
Settlement Date (T+3):	August 16, 2013
Maturity Date:	September 1, 2023
Aggregate Principal Amount Offered:	$350,000,000 of Notes
Price to the Public (Issue Price):	99.190% of the principal amount of the Notes
Net Proceeds (Before Expenses):	$344,890,000
Benchmark Treasury:	UST 2.50% due August 15, 2023
Benchmark Treasury Yield:	2.719%
Spread to Benchmark:	Treasury Rate plus 138 basis points
Re-offer Yield:	4.099%
Coupon:	4.000% per annum
Interest Payment Dates:	Semi-annually on each September 1 and March 1, commencing on March 1, 2014
Optional Redemption:	Make-whole call at any time at the greater of 100% and the discounted value at Treasury Rate plus 20 basis points
CUSIP/ISIN:	534187 BD0 / US534187BD07
Ratings* (expected):	Baa1 (Moody’s) /A- (S&P) /BBB+ (Fitch)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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